UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

58.com Inc.

(Name of Issuer)

Class A ordinary shares, par value $0.00001 per share**

American depositary shares, each representing two Class A ordinary shares

(Title of Class of Securities)

31680Q104***

(CUSIP Number)

Jinbo Yao

c/o Building 105

10 Jiuxianqiao North Road Jia

Chaoyang District, Beijing 100015

People’s Republic of China

+86 10 5956-5858

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** Not for trading, but only in connection with the registration of American Depositary Shares, each representing two Class A ordinary shares, par value $0.00001 per share.

*** This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two Class A ordinary shares, par value $0.00001 per share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 31680Q104

1.		Names of Reporting Persons. Jinbo Yao
2.		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 0%
14.		Type of Reporting Person (See Instructions) IN

2

CUSIP No. 31680Q104

1.		Names of Reporting Persons. Internet Opportunity Fund LP
2.		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 0%
14.		Type of Reporting Person (See Instructions) PN

3

CUSIP No. 31680Q104

1.		Names of Reporting Persons. Internet Opportunity Company
2.		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 0%
14.		Type of Reporting Person (See Instructions) CO

4

CUSIP No. 31680Q104

1.		Names of Reporting Persons. The Xinyi Trust
2.		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 0%
14.		Type of Reporting Person (See Instructions) OO

5

CUSIP No. 31680Q104

1.		Names of Reporting Persons. Xinyi Limited
2.		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 0%
14.		Type of Reporting Person (See Instructions) CO

6

CUSIP No. 31680Q104

1.		Names of Reporting Persons. Nihao China Corporation
2.		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 0%
14.		Type of Reporting Person (See Instructions) CO

7

This Amendment No. 3 (this “Amendment”) is filed to amend and supplement the Statement on Schedule 13D filed by the Reporting Persons named therein with the Securities and Exchange Commission (the “SEC”) on May 11, 2020, as subsequently amended by Amendments No. 1 and 2 (the “Statement”), with respect to 58.com Inc. (the “Company”). Except as specifically amended and supplemented by this Amendment, the Statement remains in full force and effect. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Statement.

Item 4. Purpose of Transaction.

Item 4 of the Statement is hereby supplemented by adding the following:

On September 17, 2020, the Company and Merger Sub filed a plan of merger with the Registrar of Companies of the Cayman Islands, pursuant to which the Merger became effective on the same date. As a result of the Merger, the Company became a wholly owned subsidiary of Parent.

At the effective time of the Merger (the “Effective Time”), (a) each Ordinary Share (other than Ordinary Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time was cancelled and ceased to exist in exchange for the right to receive US$28.00 per Ordinary Share, and (b) each ADS issued and outstanding immediately prior to the Effective Time, together with each Share represented by such ADS, were cancelled and ceased to exist in exchange for the right to receive US$56.00 per ADS (less US$0.05 per ADS cash distribution fee payable pursuant to the terms of the deposit agreement, dated as of October 31, 2013 by and among the Company, Citibank, N.A. (the “ADS Depositary”) and the holders and beneficial owners of ADSs issued thereunder), in each case, in cash, without interest and net of any applicable withholding taxes, except for (i) Ordinary Shares (including Ordinary Shares represented by ADSs) held by Parent, the Company or any of their respective subsidiaries immediately prior to the Effective Time, (ii) Ordinary Shares (including ADSs corresponding to such Ordinary Shares) held by the ADS Depositary and reserved for issuance and allocation pursuant to the Company’s Share Incentive Plans (as defined below), (iii) Ordinary Shares (including Ordinary Shares represented by ADSs) held by certain members of the Consortium or their affiliates, including Mr. Yao and Nihao China (the excluded Ordinary Shares described under (i) through (iii) above are collectively referred to herein as the “Excluded Shares”), which were cancelled without payment of any consideration or distribution therefor in exchange for newly issued shares of Parent, and (iv) Ordinary Shares owned by holders who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Cayman Islands Companies Law (the “Dissenting Shares”). The Excluded Shares and ADSs represented by such Excluded Shares were cancelled and ceased to exist without payment of any consideration or distribution therefor. The Dissenting Shares were cancelled and ceased to exist in exchange for the right to receive the fair value of such Dissenting Shares determined by the Grand Court of the Cayman Islands in accordance with Section 238 of the Cayman Islands Companies Law.

In addition, at the Effective Time, the Company (a) instructed the ADS Depositary to terminate the Company’s ADS program, (b) terminated the Company’s Employee Stock Option Plan adopted in March 2010 and Share Incentive Plan adopted in September 2013 (as amended and restated, collectively, the “Share Incentive Plans”), and all relevant award agreements entered into under the Share Incentive Plans, (c) cancelled all options to purchase Ordinary Shares or ADSs (“Company Options”) granted under the Share Incentive Plans that were then outstanding and unexercised, whether or not vested or exercisable, and (d) cancelled all restricted share units of the Company (“Company RSUs”) granted under the Share Incentive Plans that were then outstanding, whether or not vested. As soon as practicable after the Effective Time, (i) each former holder of a Company Option that shall have become vested or was expected to vest on or prior to December 31, 2020 and remained outstanding on the closing date (each, a “Vested Company Option”) that was cancelled at the Effective Time will receive, from the Surviving Company or one of its subsidiaries, an amount in cash equal to the product of (x) the excess, if any, of US$28.00 over the applicable per Ordinary Share exercise price of such Vested Company Option and (y) the number of Class A Ordinary Shares underlying such Vested Company Option, without interest and net of any applicable withholding taxes, (ii) each former holder of a Company Option that was not a Vested Company Option (each, an “Unvested Company Option”) that was cancelled at the Effective Time shall, in exchange therefor, be provided with an employee incentive award, to replace such Unvested Company Option, pursuant to terms and conditions to be determined by Parent and in accordance with the Share Incentive Plans and the award agreement with respect to such Unvested Company Option, (iii) each former holder of a Company RSU that shall have become vested or was expected to vest on or prior to December 31, 2020 and remained outstanding on the closing date (each, a “Vested Company RSU”) that was cancelled at the Effective Time will receive, from the Surviving Company or one or more of its subsidiaries, a cash amount equal to US$28.00 per Ordinary Share underlying such Vested Company RSU, without interest and net of any applicable withholding taxes, and (iv) each former holder of a Company RSU that was not a Vested Company RSU (each, an “Unvested Company RSU”) that was cancelled at the Effective Time shall, in exchange therefor, be provided with an employee incentive award, to replace such Unvested Company RSU, pursuant to terms and conditions to be determined by Parent and in accordance with the Share Incentive Plans and the award agreement with respect to such Unvested Company RSU.

As a result of the Merger, the ADSs ceased to trade on the New York Stock Exchange (the “NYSE”) prior to the opening of trading on September 18, 2020 and became eligible for delisting from the NYSE and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Exchange Act.

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Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)-(b) As a result of the Merger, as described in Item 4 of this Amendment, the Reporting Persons do not beneficially own any Ordinary Shares or have any voting power or dispositive power over any Ordinary Shares.

(c) Except as set forth in Item 4 of this Amendment or previously reported in the Statement, to the knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions in the Ordinary Shares during the past 60 days.

(d) Not applicable.

(e) September 17, 2020.

9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 18, 2020

Jinbo Yao

/s/ Jinbo Yao

Internet Opportunity Fund LP

By:	Internet Opportunity Company, its general partner

By:	/s/ Jinbo Yao
	Name:	Jinbo Yao
	Title:	Director

Internet Opportunity Company

By:	/s/ Jinbo Yao
	Name:	Jinbo Yao
	Title:	Director

The Xinyi Trust

By:	/s/ Carrie Tan and Jean-Marc Rentsch
	Name:	Carrie Tan and Jean-Marc Rentsch
	Title:	Authorized Signatories
For and on behalf of Credit Suisse Trust Limited, as Trustee of The Xinyi Trust

Xinyi Limited

By:	/s/ Carrie Tan and Jean-Marc Rentsch
	Name:	Carrie Tan and Jean-Marc Rentsch
	Title:	Authorized Signatories
For and on behalf of Bukit Merah Limited and Tanah Merah Limited, as Corporate Directors of Xinyi Limited

Nihao China Corporation

By:	/s/ Jinbo Yao
	Name:	Jinbo Yao
	Title:	Director